Provident Energy Acquires U.S.-based BreitBurn Energy for Cdn$190 Million

The First Canadian Energy Trust to Enter the U.S.
Provident Adds Experienced Management Team and Low Cost Reserves

NEWS RELEASE NUMBER 21-04	June 15, 2004

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced it has acquired all of the issued and outstanding shares of BreitBurn Energy, LLC (BreitBurn), a private exploitation and production company based in Los Angeles, California. Aggregate consideration for the shares of BreitBurn was Cdn$155 million in cash and the assumption of Cdn$35 million of working capital and financial obligations of BreitBurn. Provident will fund the acquisition with the proceeds of a concurrent bought deal financing and available credit facilities. BMO Nesbitt Burns acted as financial advisor to Provident with respect to this transaction.

Under terms of the transaction, Provident will reorganize BreitBurn into a Limited Partnership (LP). Provident will hold 92 percent of the LP and BreitBurn co-founders and co-chief executive officers (CEO), Randy Breitenbach and Hal Washburn, will acquire an eight percent interest for Cdn$$13.7 million. Washburn and Breitenbach will continue to lead BreitBurn's business in the U.S. as co-CEOs.

BreitBurn is one of California's largest independent oil companies. BreitBurn's business model is premised upon the acquisition of under developed producing properties with large amounts of original oil remaining and the optimization of these mature producing assets through the use of sophisticated, state-of-the art computerized reservoir engineering tools. BreitBurn's operations are focused in southern California. Operating 99 percent of its assets, BreitBurn's production for the remainder of 2004 is forecast to be 4,200 boed, weighted 89 percent to light/medium oil and 11 percent to natural gas. Based on the January 1, 2004 Netherland, Sewell and Associates, Inc. (NSA) and Cawley, Gillespie and Associates, Inc. (CGA) engineering reports prepared in accordance with NI 51-101, BreitBurn had Proved Plus Probable reserves of approximately 39.4 MMboe and a Proved Plus Probable reserve life index (RLI) of over 22 years. The average production decline rate of BreitBurn's fields is approximately six percent per year.

"Consistent with our balanced portfolio strategy, the acquisition of BreitBurn adds high quality, long-life oil and gas production assets; at attractive valuation metrics, that will provide a stable source of cash flow over the long-term," said Provident CEO Tom Buchanan. "BreitBurn also provides Provident with an exceptional platform for growth in the U.S. as well as an experienced, highly technical U.S.-based management team committed to creating long-term value for Provident unitholders."

"This transaction is a strategic fit for both Provident and BreitBurn given the asset mix as well as the management teams' commitment to grow BreitBurn's business in the U.S.," said BreitBurn co- CEOs Randy Breitenbach and Hal Washburn. "BreitBurn provides Provident with a long-term source of cash flow. In turn, Provident's ownership of BreitBurn will enable BreitBurn to build upon its success in the LA Basin and create incremental long-term value for Provident unitholders."

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In conjunction with the transaction, Provident has entered into an agreement to sell, on a bought deal basis, 12,100,000 trust units at a price of $10.40 per unit, and $50 million of five year, eight percent coupon convertible unsecured subordinated debentures to a syndicate of underwriters co-led by BMO Nesbitt Burns, National Bank Financial and TD Securities. Provident has granted the underwriters an option to purchase up to an additional 1,000,000 trust units at the same offering price. The convertible debentures will have a coupon of eight percent and be convertible into trust units of Provident at a price of $12.00 per trust unit. The trust units and convertible debentures will be offered only in Canada.

Transaction Highlights:

  Provident estimates, on a proforma basis, the acquisition will be accretive on the following key measures
Metric	Accretion
NAV Per Unit	13%

Total Proved reserves per unit	43%

Proved Plus Probable reserves per unit	39%

Reserve life index (P + P)	34%

2004 Cash flow per unit[1]	1%

2005 Cash flow per unit[1]	5%

1 For 2004E (June 15 - Dec 31) and 2005E using forward prices for WTI of Cdn$ 49.23 and Cdn$ 46.65, respectively and AECO gas of Cdn$ 7.05 and Cdn$ 7.39, respectively. Can$/$US$ exchange of 1.348 amd 1.368, respectively. Also assumes debentures are treated as equity.
  Randy Breitenbach and Hal Washburn, BreitBurn founders and current co-CEOs, will retain an eight percent interest in BreitBurn and continue to lead BreitBurn's business in the U.S. BreitBurn will operate as a separate business unit within Provident.

  Provident is acquiring reserves at Cdn$6.62 per boe Total Proved reserves and Cdn$5.38 per boe Proven Plus Probable reserves, and annual production at Cdn$42,960 per flowing barrel.

  The estimated Proved Plus Probable RLI of BreitBurn properties being acquired is over 22 years. On a combined basis with Provident's existing Proved Plus Probable reserves (including Olympia and Viracocha) as of January 1, 2004, the Proved Plus Probable RLI of the trust is 8.3 years.

  BreitBurn has identified 200 development projects around its current asset base. With original oil in place of 2 billion bbls on the BreitBurn lans and reserves recovered to date of approximately 686 MMbbls, a small increase in the ultimate recovery of original oil in place could equate to a substantial increase in reserves . Capital commitments for the remainder of 2004 and 2005 are currently estimated to be Cdn$9 million and Cdn$25 million, respectively.

  As June 15, 2004, operating netbacks on U.S. production, net of taxes, are Cdn$19.77 per boe compared to Cdn$20.50 per boe on Provident's current Canadian production.

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Operational Highlights

The BreitBurn acquisition will increase Provident's average production for 2004 to approximately 32,000 boed, which will be weighted 42 percent to natural gas, 37 percent to light/medium oil and NGLs, and 21 percent to heavy oil. Based on December 31, 2003 NSA and CGA engineering reports for BreitBurn and January 1, 2004 Gilbert Laustsen Jung Associates Ltd. (GLJ) and McDaniel and Associates Ltd. engineering reports for Provident, Provident's:

  Proved Developed reserves will increase 31 percent from 51.7 MMboe to 67.9 MMboe; representing a Proved Developed reserve life index (RLI) of 5.4 years.

  Total Proved reserves will increase 52 percent from 62.0 MMboe to 94.0 MMboe; representing a Proved RLI of 6.8 years.

  Proved Plus Probable reserves will increase by 48 percent from 81.5 MMboe to 120.9 MMboe representing a Proved Plus Probable RLI of 8.3 years.
Oil andNatural GasAsset Portfolio

	Provident	Breitburn	Total

Production

July - December 2004Production(boed)	33,800	4,200	38,000
Annual Average Production[1]	30,000	2,100	32,100
Percent natural gas	44%	11%	42%
Percent light/mediumcrude and NGLs	34%	89%	37%
Percent heavy oil	22%	0%	21%

Reserves at January1, 2004	Provident[2]	Provident RLI	Breitburn	BreitburnRLI	Proforma Reserves	Proforma RLI
		(years)		(years)		(years)
Percent natural gas	49%		9%		36%
Percent light/mediumcrude and NGLs	34%		81%		53%
Percent heavy oil	17%		0%		11%
ProvedDevelopedProducing reserves (mmboe)	51.7	4.6	16.2	12.8	67.9	5.4
Provedreserves (mmboe)	62.0	5.1	32.0	18.6	94.0	6.8
Proved+Probable Additional reserves (mmboe)	81.5	6.4	39.4	22.1	120.9	8.3
Undeveloped land (000s net acres)	478		0		478

1 BreitBurn June to Dec productiontakenas anaverageover the full year.
2 Includes Olympia and Viracocha

BreitBurn Energy Background

California is one of the major oil producing states in the U.S. producing 800,000 bbls per day, ranking it fourth behind only Texas, Alaska and Louisiana. Major and multi-national oil companies have historically dominated the California market and currently produce approximately 75 percent of the state's total production. ExxonMobil, Shell, ChevronTexaco and Occidental are California's largest producers.

BreitBurn, primarily by acquiring fields from majors including ChevronTexaco, Unocal and Occidental, has grown to become one of the 10 largest independents in California. BreitBurn's core operations are located around the L.A. Basin. To optimize and extend the producing lives of its mature assets, BreitBurn executes a high-tech program incorporating integrated database management, 3-D geologic mapping, 3-D reservoir modeling, wide-area computer networking, and the latest in cased-hole well log evaluation, and down-hole seismic imaging. BreitBurn employs a world-class team of technical experts with decades of experience in reservoir optimization and management.

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		Cumulative Field			Proved Plus
		Production Since			Probable
	Field	Inception	Date Acquired by		Reserves
Field Name	Discovery Date	(MMBbls)	BreitBurn	Acquired From	(MMBoe)

Santa Fe Spring	1919	475	Mar-99	ChevronTexaco	11.4

East Beverly Hills / West Pico	1966	51	May-93	Occidental	16.8
Rosecrans	1924	51	Mar-99	ChevronTexaco	1.3
Brea	1880	40	Mar-99	ChevronTexaco	2.5
Sawtelle	1966	16	May-93	Occidental	0.9
East Coyote	1918	47	Aug 1999/Mar 2000	Unocal/ChevronTexaco	5.0
Minor Properties					1.5
Total					39.4

Comparable Netbacks

Relative to Provident's existing Canadian operations, BreitBurn offers attractive netbacks. Royalties on BreitBurn's production average 15 percent compared to the average royalty of 22 percent paid on Provident's Canadian production. Provident estimates the effective tax rate in 2005 will be approximately 10 - 15 percent of EBITDA, averaging $2.75per boe of BreitBurn production. In 2006, the tax rate is expected to increase to 25 percent of EBITDA. Based on the capital expenditures and forward commodity prices in the NSA and CGA reports, the effective tax rate on cash flow earned from the sale of BreitBurn production is expected to average 15 - 20 percent over the life of the assets.

Current Netbacks	Canadian $
	U.S.	Canada
Oil & NGLs (C$/bbl)
WTI (C$)	$49.23	$49.23
Differential	$(1.56)	$(8.46)
Sales Price	$47.67	$40.77

Natural Gas (C$/mcf)
AECO	$7.05	$7.05
Differential	$1.48	$(0.02)
Sales Price	$8.53	$7.03

Per Boe ($C)
Sales Price	$48.61	$39.04
Royalties	$(7.34)	$(8.45)
Operating Costs	$(12.17)	$(8.10)
Operating Netback	$29.10	$22.49
G&A	$(3.85)	$(1.46)
Cash Taxes	$(3.56)	$(0.53)
AFTER TAX CASH FLOW	$21.69	$20.50

BreitBurn Structure and Management

BreitBurn currently employs approximately 70 experienced individuals; 35 in the office and 35 in the field, focused on acquisitions and exploitation, operations, and business development. As part of Provident, BreitBurn will operate as a separate business unit. Day-to-day operations will be managed by Randy Breitenbach and Hal Washburn. BreitBurn will have its own board of directors, upon which Breitenbach and Washburn will serve as well as Tom Buchanan, CEO of Provident, and Randy Findlay, president of Provident. Gregory Moroney, president of Energy Capital Advisors of Greenwich, Conn., will serve as an independent director.

Both Breitenbach and Washburn are petroleum engineers with over 20 years each of experience in the oil patch. Breitenbach is responsible for BreitBurn's financial reporting, reservoir exploitation and co-managing BreitBurn's acquisition activities. He holds B.S. and M.S. degrees in petroleum engineering from Stanford University and an MBA from Harvard Business School. Washburn manages BreitBurn's oil and gas operations and co-manages its acquisition activities. He also received a B.S. in petroleum engineering from Stanford University. Complete biographies of Breitenbach and Washburn are available on Provident's website.

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Financing

Provident has entered into a short-term bridge facility with BMO Nesbitt Burns in order to facilitate the closing of the transaction prior to the closing of the bought deal financing.

In conjunction with the transaction, Provident announces that it has entered into an agreement to sell, on a bought deal basis, 12,100,000 trust units at a price of $10.40 per unit, and $50 million of five year convertible unsecured subordinated debentures, to a syndicate of underwriters led by BMO Nesbitt Burns, National Bank Financial and TD Securities. Gross proceeds of the financing are approximately $175 million.

Provident has granted the underwriters an option to purchase up to an additional 1,000,000 trust units at the same offering price. If the option is exercised in its entirety, the total gross proceeds of the offering would increase to approximately $186 million.

The convertible debentures will have $1,000 face value per debenture, a coupon of 8.0 percent, and be convertible into trust units of Provident at a price of $12.00 per trust unit. The convertible debentures have a maturity date of July 31, 2009. The convertible debentures will pay interest semi-annually on July 31 and January 31, with an initial interest payment on January 31, 2005.

The trust units and convertible debentures will be offered in all provinces of Canada. The issue will not be offered for sale in the U.S. or internationally.

Pro Forma financial statements are available on Provident's website at www.providentenergy.com.

Senior management from Provident and BreitBurn will host a joint conference call at 3:00 p.m. MT / 5:00 p.m. EST on Tuesday, June 15, 2004. The conference call may be accessed by dialling 416-405-9310 in the Toronto area and 1-877-211-7911 for all other areas of Canada and the United States. Please request the Provident conference call, reservation no. 3066692. Please call in five to 10 minutes prior to the scheduled start time. A live webcast will also be available on Provident's website at www.providentenergy.com. A replay of the conference call will be stored until July 18 on Provident's website and by dialling 416-695-5800 or 1-800-408-3053 with passcode 3066692.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada and southern California. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

Investor and Media Contact:

Provident Energy Trust
Jennifer Pierce, Senior Manager
Investor Relations and Communications
Phone: (403) 231-6736

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